WELLSTONE FILTER SCIENCES, INC.

March 9, 2011

Lauren Nguyen

Attorney-Advisor

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Wellstone Filter Sciences, Inc.

Preliminary Information Statement on Form 14C

File No. 000-28161

Filed February 22, 2011

Schedule 14-f

Filed February 22, 2011

Dear Ms. Nguyen:

In connection with your review of the above captioned information statement, I acknowledge  that:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Ori Rosenbaum

Ori Rosenbaum, Chief Executive Officer